SHEARMAN & STERLING LLP

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ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

Febr[redacted]

04010272

SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

MAR 2 2004

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed materials regarding Air France's financial results for fiscal year 2003-2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/270587.4

FLEET AS OF 31 DECEMBER 2003

AIR FRANCE FLEET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/12/03	In operation 31/12/03
B747-400	12	1	2	15	15
B747-300/200	7	-	2	9	9
B777-200	14	2	9	25	25
A340-300	8	6	8	22	22
A330-200	1	1	8	10	10
B767-300	1	-	-	1	-
Long-haul fleet	43	10	29	82	81
B747-400	1	-	2	3	3
B747-200	5	1	4	10	10
Cargo	6	1	6	13	13
A321	8	2	3	13	13
A320	44	5	18	67	67
A319	17	4	18	39	39
A318	5	-	-	5	5
B737-300/500	4	5	19	28	28
F70-70	-	-	4	4	
Medium-haul fleet	78	16	62	156	152
Total Air France fleet	127	27	97	251	246

REGIONAL FLEET

BRIT AIR

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/12/03	In operation 31/12/03
Canadair Jet 100	2	11	6	19	19
Canadair Jet 700	1	9	-	10	10
F100-100	1	-	8	9	9
Total	4	20	14	38	38

CITY JET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/12/03	In operation 31/12/03
BAE146-200	1	-	13	14	14
Total	1		13	14	14

REGIONAL

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/12/03	In operation 31/12/03
BEECH1900	7	1	1	9	-
EMB120-ER	1	5	9	15	13
EMB135-ER	-	5	4	9	9
EMB145-EU/MP	3	7	17	27	27
F100-100	-	-	6	6	6
F70-70	-	-	1	1	1
SAAB 2000	-	-	6	6	6
Total	11	18	44	73	62

Total Regional fleet	16	38	71	125	114
TOTAL AIR FRANCE GROUP	143	65	168	376	360

AIR FRANCE GROUP

CONSOLIDATED INCOME STATEMENT

In € millions	Third quarter ended 12.31.2003	Third quarter ended 12.31.2002 Proforma	Variation	Nine months ended 12.31.2003	Nine months ended 12.31.2002 Proforma	Variation	12.31.2003 Third quarter	12.31.2003 Half year
Operating revenues								
Scheduled passenger	2 394	2 370	1,0%	7 173	7 429	-3,4%	2 370	7 429
Other passenger revenues	*199*	*208*	-4,3%	*586*	*619*	-5,3%	*208*	619
Total Passenger	*2 593*	*2 578*	*0,6%*	*7 759*	*8 048*	*-3,6%*	*2 578*	*8 048*
Cargo	341	356	-4,2%	956	999	-4,3%	356	999
Other cargo revenues	38	46	-17,4%	115	126	-8,7%	46	126
Total Cargo	*379*	*402*	*-5,7%*	*1 071*	*1 125*	*-4,8%*	*402*	*1 125*
Maintenance	117	122	-4,1%	380	409	-7,1%	122	409
Others	43	34	26,5%	115	105	9,5%	34	105
Total operating revenues	**3 132**	**3 136**	**-0,1%**	**9 325**	**9 687**	**-3,7%**	**3 136**	**9 687**
Operating charges								
Aircraft fuel	(317)	(356)	-11,0%	(974)	(1 036)	-6,0%	(356)	(1 036)
Chartering costs	(108)	(107)	0,9%	(301)	(314)	-4,1%	(107)	(314)
Aircraft operating lease costs	(111)	(130)	-14,6%	(350)	(399)	-12,3%	(130)	(399)
Landing fees & en route charges	(233)	(234)	-0,4%	(687)	(709)	-3,1%	(234)	(709)
Catering	(75)	(75)	0,0%	(229)	(243)	-5,8%	(75)	(243)
Handling charges & other operating costs	(192)	(188)	2,1%	(571)	(572)	-0,2%	(188)	(572)
Aircraft maintenance costs	(94)	(117)	-19,7%	(280)	(367)	-23,7%	(169)	(498)
Commercial & distribution costs	(265)	(284)	-6,7%	(798)	(886)	-9,9%	(284)	(886)
Other external expenses	(304)	(306)	-0,7%	(882)	(906)	-2,6%	(306)	(906)
External expenses	**(1 699)**	**(1 797)**	**-5,5%**	**(5 072)**	**(5 432)**	**-6,6%**	**(1 849)**	**(5 563)**
Salaries & related costs	(1 023)	(970)	5,5%	(3 048)	(2 899)	5,1%	(988)	(2 939)
Taxes other than income tax	(53)	(51)	3,9%	(141)	(142)	-0,7%	(51)	(142)
Gross operating result before aircraft operating lease costs	**468**	**448**	**4,5%**	**1 414**	**1 613**	**-12,3%**	**378**	**1 442**
Gross operating result	**357**	**318**	**12,3%**	**1 064**	**1 214**	**-12,4%**	**248**	**1 043**
Charge to depreciation/amortization, net	(283)	(297)	-4,7%	(887)	(898)	-1,2%	(254)	(737)
Charge to operating provisions, net	(25)	9	-377,8%	(39)	(25)	56,0%	6	(23)
Other income and charges, net	12	2	500,0%	10	12	-16,7%	2	12
Total operating charges	**(3 071)**	**(3 104)**	**-1,1%**	**(9 177)**	**(9 384)**	**-2,2%**	**(3 134)**	**(9 392)**
E.B.I.T	**61**	**32**	**90,6%**	**148**	**303**	**-51,2%**	**2**	**295**
Gain on disposal of flight equipment, net	0	2	-100,0%	1	20	-95,0%	2	20
Operating income	**61**	**34**	**79,4%**	**149**	**323**	**-53,9%**	**4**	**315**
Restructuring costs	(6)	(1)	500,0%	(17)	(13)	30,8%	(1)	(13)
Financial income	9	4	125,0%	29	38	-23,7%	4	38
Financial expenses	(34)	(33)	3,0%	(105)	(119)	-11,8%	(33)	(119)
Foreign exchange losses, net	7	26	-73,1%	32	56	-42,9%	26	56
Net (charge) release to provisions	(6)	(4)	50,0%	14	(23)	-160,9%	(4)	(23)
Net financial charges	**(24)**	**(7)**	**242,9%**	**(30)**	**(48)**	**-37,5%**	**(7)**	**(48)**
Gain on disposals of subsidiaries and affiliates	1	0	N.A	1	4	-75,0%	0	4
Pretax income (loss)	**32**	**26**	**23,1%**	**103**	**266**	**-61,3%**	**(4)**	**258**
Share in net income of equity affiliates	12	11	9,1%	34	32	6,3%	11	32
Amortization of goodwill	(3)	(4)	-25,0%	(11)	(12)	-8,3%	(4)	(12)
Income (loss) before income taxes and minority interests	**41**	**33**	**24,2%**	**126**	**286**	**-55,9%**	**3**	**278**
Income tax	(11)	(10)	10,0%	(43)	(61)	-29,5%	1	(58)
Income (loss) before minority interests	**30**	**23**	**30,4%**	**83**	**225**	**-63,1%**	**4**	**220**
Minority interests	(2)	(2)	0,0%	(3)	(2)	50,0%	(2)	(2)
NET INCOME (LOSS)	**28**	**21**	**33,3%**	**80**	**223**	**-64,1%**	**2**	**218**

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

In € millions

Nine months ended December 31,	Notes	2003	2002 Unaudited Pro forma	2002 Unaudited	Year ended March 31, 2003
Operating revenues	3	**9 325**	**9 687**	**9 687**	**12 687**
External expenses	4	(5 072)	(5 432)	(5 563)	(7 174)
Salaries & related costs	5	(3 048)	(2 899)	(2 939)	(3 856)
Taxes other than income tax		(141)	(142)	(142)	(187)
Gross operating result		**1 064**	**1 214**	**1 043**	**1 470**
Charge to depreciation/amortization, net	6	(887)	(898)	(737)	(1 195)
Charge to operating provisions, net	6	(39)	(25)	(23)	(115)
Gain on disposal of flight equipment, net		1	20	20	30
Other income and charges, net		10	12	12	2
Operating income		**149**	**323**	**315**	**192**
Restructuring costs		(17)	(13)	(13)	(13)
Net financial charges	8	(30)	(48)	(48)	(85)
Gains on disposals of subsidiaries and affiliates, net		1	4	4	4
Pretax income (loss)		**103**	**266**	**258**	**98**
Share in net income of equity affiliates		34	32	32	29
Amortization of goodwill		(11)	(12)	(12)	(16)
Income (loss) before income taxes and minority interests		**126**	**286**	**278**	**111**
Income tax	9	(43)	(61)	(58)	13
Income (loss) before minority interests		**83**	**225**	**220**	**124**
Minority interests		(3)	(2)	(2)	(4)
NET INCOME (LOSS)		**80**	**223**	**218**	**120**
Earnings (loss) per issued share		0,36	1,02	0,99	0,55
Earnings (loss) per share	10				
- basic		0,37	1,03	1,00	0,55
- diluted		0,37	1,03	1,00	0,55

Air France Group

CONSOLIDATED BALANCE SHEETS

In € millions

ASSETS as of	Notes	12.31.2003	03.31.2003	03.31.2002
Consolidation goodwill		99	112	125
Intangible fixed assets		155	171	190
Flight equipment	11	7 018	7 284	7 446
Other property and equipment	11	937	878	847
Investments in equity affiliates		322	316	303
Other investments		269	260	237
Total fixed assets		**8 800**	**9 021**	**9 148**
Inventory		167	220	266
Trade receivables		1 447	1 432	1 495
Income tax receivable		75	111	80
Other accounts receivable		502	592	712
Marketable securities		1 149	1 039	1 408
Cash		276	193	255
Total current assets		**3 616**	**3 587**	**4 216**
Total assets		**12 416**	**12 608**	**13 364**

Air France Group

CONSOLIDATED BALANCE SHEETS (CONTINUED)

In € millions

LIABILITIES AND STOKHOLDERS' EQUITY as of	Notes	12.31.2003	03.31.2003	03.31.2002
Common stock	12	1 868	1 868	1 868
Additional paid-in capital		261	261	261
Retained earnings (accumulated deficit)	12	1 924	1 862	1 813
Cumulative translation adjustment		(5)	3	19
Stockholders' equity		**4 048**	**3 994**	**3 961**
Minority interests		21	33	29
Stockholders' equity and minority interests		**4 069**	**4 027**	**3 990**
Provisions for liabilities and charges	13	1 065	1 095	937
Short and long-term debt and capital leases	14	4 138	4 147	4 616
Trade payables		1 166	1 375	1 525
Income tax liability		4	5	22
Advance ticket sales		849	901	1 024
Other payables		1 125	1 058	1 250
Total liabilities		**8 347**	**8 581**	**9 374**
Total liabilities and stockholders' equity		**12 416**	**12 608**	**13 364**

STATEMENTS OF MOVEMENTS IN STOCKHOLDERS' EQUITY

In € millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Réserves	Treasury Stock	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 2001	**219 780 887**	**1 868**	**261**	**1 723**	**-**	**22**	**3 874**	**25**	**3 899**
Dividends paid				(61)			(61)	(5)	(66)
Merger				(2)			(2)		(2)
Translation differences						(3)	(3)	-	(3)
Current year net income (loss)				153			153	3	156
Changes in scope of consolidation							-	6	6
March 31, 2002	**219 780 887**	**1 868**	**261**	**1 813**	**-**	**19**	**3 961**	**29**	**3 990**
Dividends paid				(28)			(28)	(2)	(30)
Change in treasury stock					(25)		(25)		(25)
Impact of changes in accounting policies				(18)			(18)		(18)
Translation differences						(16)	(16)	(1)	(17)
Current year net income (loss)				120			120	4	124
Changes in scope of consolidation							-	3	3
March 31, 2003	**219 780 887**	**1 868**	**261**	**1 887**	**(25)**	**3**	**3 994**	**33**	**4 027**
Dividends paid				(18)			(18)	(4)	(22)
Change in treasury stock							-		-
Translation differences						(8)	(8)	(1)	(9)
Net income for the period				80			80	3	83
Changes in scope of consolidation							-	(10)	(10)
December 31, 2003	**219 780 887**	**1 868**	**261**	**1 949**	**(25)**	**(5)**	**4 048**	**21**	**4 069**
Proposed dividends							-		

Air France Group

CONSOLIDATED STATEMENT OF CASH FLOWS

In € millions

Nine months ended December 31,	Notes	2003	2002 Unaudited Pro forma	2002 Unaudited	Year ended 03.31.2003
Cash flows from operating activities		**836**	**874**	**703**	**1 115**
Gross operating result		1 064	1 214	1 043	1 470
Other income (expenses) received (paid)		(37)	(22)	(22)	(50)
Foreign exchange gains (losses)		(2)	(1)	(1)	(9)
Operating cash flows		**1 025**	**1 191**	**1 020**	**1 411**
Changes in working capital		(83)	(224)	(224)	(150)
Restructuring expenditure		(16)	(8)	(8)	(12)
Interest paid		(110)	(127)	(127)	(189)
Interest received		27	43	43	58
Income tax paid (received)		(7)	(1)	(1)	(3)
Cash flows from investing activities		**(647)**	**(935)**	**(765)**	**(1 074)**
Acquisitions of subsidiaries		(5)	(23)	(23)	(46)
Purchase of tangible and intangible fixed assets		(892)	(1 154)	(984)	(1 410)
Disposals of subsidiaries		9	8	8	8
Proceeds on disposal of tangible and intangible assets		226	218	218	357
Dividends received		15	16	16	17
Cash flows from financing activities		**222**	**(567)**	**(567)**	**(415)**
Issuance of common skock		-	5	5	5
New debts		657	584	584	834
Repayment of debts		(340)	(507)	(507)	(745)
Repayment of capital lease obligations		(127)	(442)	(442)	(508)
Net decrease (increase) in loans		(25)	(15)	(15)	(29)
Net decrease (increase) in short-term investments		82	(160)	(160)	62
Dividends paid		(25)	(32)	(32)	(34)
Translation differences		**(1)**	**(1)**	**(1)**	**(1)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**410**	**(629)**	**(630)**	**(375)**
Opening cash and cash equivalents	18	672	1 047	1 047	1 047
Closing cash and cash equivalents	18	1 082	418	417	672

NOTES TO THE FINANCIAL STATEMENTS

Air France Group

1. ACCOUNTING POLICIES

The interim Group consolidated financial statements have been prepared in accordance with prevailing French accounting regulations applicable to interim periods and the accounting rules and methods adopted for the preparation of the financial statements for the year ended March 31, 2003.

Comparisons are made on a pro forma basis, the figures for the nine months ended December 31, 2002 having been restated according to IAS 16 /SIC 23 for major repairs. The standards were used for the first time at the end of 2002-03.
With respect to the published figures for the nine months ended December 2002, the impact of the change in the method on net income amounts to EUR 5 million, reducing the published result from EUR 218 million to EUR 223 million and breaking down as follows:

- Aircraft maintenance costs: -EUR 131 million
- Personnel costs: -EUR 40 million
- Depreciation, amortization and provisions: +EUR 163 million
- Taxes: +EUR 3 million

2. CHANGES IN THE SCOPE OF CONSOLIDATION

As of December 31, 2003, the Group comprised 81 companies, of which 63 are fully consolidated, 2 proportionaly consolidated and 16 companies are equity affiliates. The list of companies within the scope of consolidation is shown in note 19.

Over the first nine months of the 2003/04 fiscal year, 21 companies were created, including 18 within the Uileag Holding company ltd group in connection with the operation to securitize aircraft assets finalized in July 2003. The Servair group set up two new companies, Prestair and Aéroform, specialize in providing catering services for low-cost airlines and training services for airport assistance staff respectively. Fréquence Plus participated in the creation of FPSEA to run call centers for remote management of customer complaints, notably as regards baggage disputes.

Lastly, Air France acquired 15,122 Servair shares that were previously owned by CDR Participations, raising its stake to 94.5%. This additional purchase of shares did not have any significant impact on the consolidated financial statements at December 31, 2003.

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AERA

3.1 - Information by sector of activity

In € millions

Nine months ended December 31,	2003		2002		
	Operating revenues	Operating income	Operating revenues	Operating income Pro forma	Operating income
Passenger	7 759	106	8 048	215	206
Cargo	1 071	9	1 125	27	22
Maintenance	380	35	409	59	65
Others	115	(1)	105	22	22
Total	**9 325**	**149**	**9 687**	**323**	**315**

Over the first nine months of the 2003-04 fiscal year, turnover totaled EUR 9.32 billion, down EUR 362 million on the same period last year (-3.7%). On a constant exchange rate basis, turnover is up 0.4%.

Air France Group

At December 31, 2003 operating income came to 149 million euros, down 174 million euros on the corresponding prior period. This can be broken down into 106 million euros in operating profit for the passenger business, 35 million euros for maintenance and 9 million euros for cargo. The other activities are down 23 million euros compared with the same period the previous year, reflecting lower income on aircraft disposals (1 million euros at December 31, 2003 compared with 20 million euros at December 31, 2002.

3.2 - Analysis of operating revenues by geographical area of sale

In € millions

	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Nine months ended December 31, 2003													
Scheduled passenger	3 461	(48,3%)	281	(3,9%)	1 564	(21,8%)	446	(6,2%)	931	(13,0%)	490	(6,8%)	7 173
Other passenger revenues	363	(62,0%)	19	(3,2%)	110	(18,8%)	26	(4,4%)	41	(7,0%)	27	(4,6%)	586
Total Passenger	3 824	(49,2%)	300	(3,9%)	1 674	(21,6%)	472	(6,1%)	972	(12,5%)	517	(6,7%)	7 759
Cargo	284	(29,7%)	30	(3,2%)	223	(23,3%)	69	(7,2%)	102	(10,7%)	248	(25,9%)	956
Other cargo revenues	36	(31,3%)	8	(7,0%)	29	(25,2%)	6	(5,2%)	23	(20,0%)	13	(11,3%)	115
Total Cargo	320	(29,9%)	38	(3,5%)	252	(23,5%)	75	(7,0%)	125	(11,7%)	261	(24,4%)	1 071
Maintenance	375	(98,7%)	-	-	-	-	-	-	-	-	5	(1,3%)	380
Others	104	(90,4%)	10	(8,7%)	-	-	1	(0,9%)	-	-	-	-	115
Total	4 623	(49,5%)	348	(3,7%)	1 926	(20,7%)	548	(5,9%)	1 097	(11,8%)	783	(8,4%)	9 325
Nine months ended December 31, 2002													
Scheduled passenger	3 394	(45,7%)	266	(3,6%)	1 597	(21,5%)	473	(6,4%)	1 083	(14,5%)	616	(8,3%)	7 429
Other passenger revenues	342	(55,3%)	20	(3,2%)	148	(23,9%)	28	(4,5%)	49	(7,9%)	32	(5,2%)	619
Total Passenger	3 736	(46,4%)	286	(3,6%)	1 745	(21,7%)	501	(6,2%)	1 132	(14,1%)	648	(8,1%)	8 048
Cargo	275	(27,5%)	34	(3,4%)	244	(24,5%)	72	(7,2%)	105	(10,5%)	269	(26,9%)	999
Other cargo revenues	36	(28,6%)	8	(6,3%)	34	(27,0%)	7	(5,6%)	26	(20,6%)	15	(11,9%)	126
Total Cargo	311	(27,7%)	42	(3,7%)	278	(24,7%)	79	(7,0%)	131	(11,7%)	284	(25,2%)	1 125
Maintenance	403	(98,5%)	-	-	-	-	-	-	-	-	6	(1,5%)	409
Others	91	(86,7%)	14	(13,3%)	-	-	-	-	-	-	-	-	105
Total	4 541	(46,9%)	342	(3,5%)	2 023	(20,9%)	580	(6,0%)	1 263	(13,0%)	938	(9,7%)	9 687

3.3 - Analysis of operating revenues by geographical area of destination

In € millions

	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Nine months ended December 31, 2003													
Scheduled passenger	1 518	(21,1%)	772	(10,8%)	1 902	(26,5%)	794	(11,1%)	1 443	(20,1%)	744	(10,4%)	7 173
Cargo	32	(3,4%)	116	(12,1%)	103	(10,8%)	115	(12,0%)	259	(27,1%)	331	(34,6%)	956
Total	1 550	(19,1%)	888	(10,9%)	2 005	(24,7%)	909	(11,2%)	1 702	(20,9%)	1 075	(13,2%)	8 129
Nine months ended December 31, 2002													
Scheduled passenger	1 420	(19,2%)	698	(9,4%)	1 991	(26,8%)	843	(11,3%)	1 561	(21,0%)	916	(12,3%)	7 429
Other passenger revenues	20	(2,1%)	115	(11,5%)	78	(7,8%)	118	(11,8%)	299	(29,9%)	369	(36,9%)	999
Total	1 440	(17,2%)	813	(9,6%)	2 069	(24,5%)	961	(11,4%)	1 860	(22,1%)	1 285	(15,2%)	8 428

4. EXTERNAL EXPENSES

In € millions

Nine months ended December 31,	2003	2002 Pro forma	2002	Variation
Aircraft fuel	974	1 036	1 036	-6,0%
Chartering costs	301	314	314	-4,1%
Aircraft operating lease costs	350	399	399	-12,3%
Landing fees and en route charges	687	709	709	-3,1%
Catering	229	243	243	-5,8%
Handling charges and other operating costs	571	572	572	-0,2%
Aircraft maintenance costs	280	367	498	-23,7%
Commercial and distribution costs	798	886	886	-9,9%
Other external expenses	882	906	906	-2,6%
Total	**5 072**	**5 432**	**5 563**	**-6,6%**

In a comparable basis in terms of the accounting principles applied, external expenses are down 360 million euros (-6.6%). The main factors behind this reduction are as follows :

- Aircraft maintenance costs, down 90 million euros (-24.3%) factoring in the depreciation of the US dollar, the downturn in business and the phasing out of Concorde;
- Sales, marketing and distribution costs, down 88 million euros (-9.9%) thanks to the reduction in travel agency commissions and advertising spending;
- Fuel costs, down 6% (62 million euros) on account of the favorable impact of the US dollar (-15.8%), lower level of consumption and lastly a 10.7% increase in the acquisition price after hedging;
- Operating lease charge, down 10.5% (41 million euros), primarily due to the depreciation on the US dollar.

5. SALARIES AND NUMBER OF EMPLOYEES

5.1 - Salaries and related costs

In € millions

Nine months ended December 31,	2003	2002 Pro forma	2002	Variation
By cost category				
Wages and salaries	2 264	2 180	2 180	3,9%
Pension contributions	191	181	181	5,5%
Social security contributions	649	596	596	8,9%
Amount capitalized	(56)	(58)	(18)	-3,4%
Total	**3 048**	**2 899**	**2 939**	**5,1%**
By geographical area				
France	2 859	2 693	2 733	6,2%
Overseas territories	8	23	23	-65,2%
Abroad	181	183	183	-1,1%
Total	**3 048**	**2 899**	**2 939**	**5,1%**

Personnel costs are up 5.1% on a like for like basis, while the workforce increased 0.6% compared with the first nine months of the previous year. Social security charges ("pension payments" and "other social charges") increased, over 8.5%.

5.2 - Average number of employees

Nine months ended December 31,	2003	2002	Variation
Total	**71 900**	**71 484**	**0,6%**
Fligth deck crew	5 017	4 910	2,2%
Cabin crew	13 235	12 941	2,3%
- of which employed in France	*12 961*	*12 597*	*2,9%*
- of which employed in Oversea territories and abroad	*274*	*344*	*-20,3%*
Groundstaff	53 648	53 633	0,0%
- of which employed in France	*47 110*	*47 000*	*0,2%*
- of which employed in Oversea territories and abroad	*6 538*	*6 633*	*-1,4%*
Management	9 149	8 927	2,5%
Supervisors	20 720	20 137	2,9%
Other staff	23 779	24 569	-3,2%
Pilots and cabin crew	17 290	16 850	2,6%
Instructors	650	687	-5,4%
Management	312	314	-0,6%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

The Group structure change does not have a material impact on the average number of employees.

6. DEPRECIATION AND AMORTIZATION

In € millions

Nine months ended December 31,	2003	2002 Pro forma	2002	Variation
Net charge to depreciation/amortization	***887***	***898***	***737***	***-1,2%***
- Intangible fixed assets	27	28	28	-3,6%
- Flight equipment	751	763	602	-1,6%
- Other property, plant and equipment	109	107	107	1,9%
Net charge to operating provisions	***39***	***25***	***23***	-
- Fixed assets	-	-	-	-
- Inventories	2	(3)	(3)	-
- Trade receivable	8	-	-	-
- Liabilities and charges	29	28	26	-
Total	**926**	**923**	**760**	**0,3%**

7 . OTHER OPERATING INCOME AND CHARGES, NET

Other operating income and expenses include 5 million euros in gains on the joint operation of passenger and cargo lines (6 million at December 31, 2002), 5 million euros in spending on IT licenses (6 million for the same period the previous year) and 17 million euros income linked to financial compensation paid in connection with a slot swap at Heathrow Airport (London), as well as 7 million euros in losses on the disposal of real estate assets and aircraft spares.

8. NET FINANCIAL CHARGES

In € millions

Nine months ended December 31,	2003	2002	Variation
Financial expenses	***(105)***	***(119)***	***-11,8%***
- Loan interest	(77)	(82)	-6,1%
- Lease interest	(40)	(55)	-27,3%
- Capitalized interest	15	20	-25,0%
- Other financial expenses	(3)	(2)	50,0%
Financial income	***29***	***38***	***-23,7%***
- Interest on securities	2	20	-90,0%
- Net gains on securities	18	12	50,0%
- Other financial income	9	6	50,0%
Net charges	**(76)**	**(81)**	**-6,2%**
Foreign exchange losses, net	32	56	-
Net (charge) release to provisions	14	(23)	-
Total	**(30)**	**(48)**	**-37,5%**

The interest rate used in the calculation of capitalized interest for the first nine month of 2003-04 fiscal year was 4,17%.

Foreign exchange gains for the period include an unrealized net gain of EUR 23 million (against a net gain of EUR 33 million for the period ended December 31, 2002).

"Other financial income" includes dividends received from non consolidated companies in the amount of EUR 3 million for the nine months period ended December 31, 2003 (compared with EUR 2 million for the same period the previous year).

9. INCOME TAX

In € millions

Nine months ended December 31,	2003	2002 Pro forma	2002
Current tax charge	(5)	(8)	(8)
Deferred tax credit (charge)	(38)	(53)	(50)
Total tax credit (charge)	**(43)**	**(61)**	**(58)**

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

10. EARNINGS PER SHARE

In number of shares

Nine months ended December 31,	2003	2002
Weighted average of:		
- ordinary shares issued	219 780 887	219 780 887
- treasury stock held regarding stock option plan	(1 249 464)	(1 249 464)
- treasury stock held to regulate stock market price	(1 664 165)	(1 262 371)
Number of shares used in the calculation of basic earnings per share	216 867 258	217 269 052
Number of shares used in the calculation of diluted earnings per share	216 867 258	217 269 052

Income used to calculate earnings per share breaks down as follows:

In € millions

Nine months ended December 31,	2003	2002
Income used to calculate basic earnings per share	80	218
Income used to calculate diluted earnings per share	80	218

In €

Basic earnings (loss) per share	0,37	1,00
Diluted earnings (loss) per share	0,37	1,00

11. PROPERTY AND EQUIPMENT

In € millions

	As of December 31, 2003			As of March 31, 2003		
	Gross value	Accumulated depreciation	Net book value	Gross value	Accumulated depreciation	Net book value
Owned aircraft	7 711	3 444	4 267	7 788	3 340	4 448
Leased aircraft	2 194	786	1 408	2 229	691	1 538
Other	1 881	538	1 343	1 802	504	1 298
Flight equipment	**11 786**	**4 768**	**7 018**	**11 819**	**4 535**	**7 284**
Land & buildings	1 097	631	466	1 049	600	449
Equipment & fittings	588	430	158	593	435	158
Other	791	478	313	731	460	271
Other property & equipment	**2 476**	**1 539**	**937**	**2 373**	**1 495**	**878**
Total	**14 262**	**6 307**	**7 955**	**14 192**	**6 030**	**8 162**

The net book value of aircraft acquired subject to a reservation of ownership clause totaled EUR 474 million as of December 31, 2003 (EUR 356 million as of March 31, 2003).

The net book value of other property and equipment financed under capital lease amounts to EUR 79 million as of December 31, 2003 (EUR 78 as of March 31, 2003)

12. STOCKHOLDERS' EQUITY

12.1 - Breakdown of stock and voting rights

	As of December 31, 2003		As of March 31, 2003	
	% stock	% of voting rights	% stock	% of voting rights
French State	54,0	54,7	54,4	55,1
Employees and former employees [1]	13,1	13,3	12,9	13,1
Treasury stock [2]	1,3	-	1,3	-
Other	31,6	32,0	31,4	31,8
Total	100	100	100	100

[1] Personnel and former employees identified in funds or by a Sicovam code.

[2] The general shareholders meeting from September 28, 1999 has adopted a plan for purchasing its own shares in order to provide certain categories of its personnel with incentive plans. The number of shares maximum authorised to be purchased was 3,525,000. Whitin this autorisation, the company purchased 1,249,464 of its own shares during the period ending March 31, 2000.

Each share is entitled to one vote.

12.2 - Retained earnings

In € millions

As of	12.31.2003	03.31.2003
Distributable reserves	365	599
Accumulated deficit	-	-
Treasury stock	(25)	(25)
Other reserves	1 504	1 168
Net income	80	120
Total	**1 924**	**1 862**

Distributable reserves chiefly comprise that part of parent company results appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.
Other reserves include the aggregate results of consolidated subsidiaries.

13. PROVISIONS FOR LIABILITIES AND CHARGES

In € millions

As of	12.31.2003	03.31.2003
Provisions for pensions and termination payments on retirement	609	581
Provisions for restitution for aircraft under operating leases	283	307
Restructuring provisions	11	11
Provisions for third party litigations	19	39
Other provisions for liabilities and charges	143	157
Total	**1 065**	**1 095**
Of which short-term	*174*	*193*

14. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES

In € millions

As of	12.31.2003	03.31.2003
Perpetual subordinated loan stock	116	169
Bonds	18	187
Capital-lease obligations	1 285	1 413
Other long-term loans	2 390	1 914
Accrued interest not yet due	55	47
Bond redemption premiums	-	-
Long-term debt and capital leases [1]	**3 864**	**3 730**
Borrowings with short-term original maturities		
Commercial paper	-	150
Short-term bank finance facilities and similar facilities	274	267
Short-term debts	**274**	**417**
Total short and long-term debt and capital leases	**4 138**	**4 147**
[1] Less than one year	*373*	*548*

14.1 - Analysis by currency

In € millions

As of	12.31.2003	03.31.2003
Euro	3 489	3 252
USD	350	374
CHF	-	68
JPY	20	29
GBP	-	-
Other currencies	5	7
Total	**3 864**	**3 730**

In July 2003, Air France finalized the securitization of aeronautic assets in the amount of EUR 435 million. This financing arrangement was secured by sixteen aircraft.
Three ten-year debt tranches were issued.
A senior floating rate A1 tranche of EUR 98.4 million with an average maturity of 5.6 years, a second senior outstanding fixed rate A2 tranche of EUR 194 million with a maturity of ten years (both tranches are secured by MBIA Assurance S.A and were given an Aaa/AAA rating by the Moody's and Fitch rating agencies respectively), a mezzanine floating rate B tranche of EUR 142.6 million with an average maturity of 5.6 years. The latter was given an A3/A rating by Moody's and Fitch respectively.

The company had not yet taken delivery of three aircraft; as a result, the company only received EUR 337 million during the semester.

As of December 31, 2003, the group had unused borrowing capacity of EUR 1 billion under syndicated multi-currency revolving credit lines facilities which expire in August 2006. Furthermore, the Group benefits from medium-term credit facilities totaling EUR 345million, EUR 25 million of which has been drawn as of December 31, 2003. Repayment deadlines vary between January 2004 and October 2006.

15. LEASES

15.1 - Capital leases

Air France Group

As of	12.31.2003	03.31.2003
		In € millions
Aircraft	1 422	1 574
Buildings	68	75
Equipment	3	4
Total	**1 493**	**1 653**

15.2 - Operating leases

In € millions

As of	12.31.2003	03.31.2003
Aircraft	2 139	2 359

16. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows :

In € millions

As of	12.31.2003	03.31.2003
Y + 1	819	661
Y + 2	706	1 065
Y + 3	614	849
Y + 4	352	530
Y + 5	253	301
> 5 years	496	740
Total	**3 240**	**4 146**

These commitments relate to amounts in USD which are converted into French francs at the period-end exchange rate.

Over the first nine months of the 2003-2004 fiscal year, the number of orders with manufacturers decreased following the deliveries received: five A318, one A320, two Embraer 145 and two CRJ 700.

Furthermore, no new orders or options were taken up over this period.

At December 31, 2003, 52 planes were pending delivery: 31 Airbus, 11 Boeing, eight Embraer and two Canadair.

Limited adjustments to delivery dates were finalized over this period, in line with the extension of investment smoothing measures set up over previous years.

Air France Group

Group's commitments concern the following aircraft :

Aircraft type	As of	To be delivered in	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	12.31.2003	Firm orders	3	2	5	-	-	-
		options	-	*2*	*3*	*2*	-	*3*
	03.31.2003	Firm orders	5	3	4	3	-	-
		options	-	-	*3*	*4*	*3*	-
A 319	12.31.2003	Firm orders	1	-	-	-	-	-
		options	-	-	*5*	*1*	-	*11*
	03.31.2003	Firm orders	1	-	-	-	-	-
		options	-	*6*	*4*	*1*	-	*6*
A 320	12.31.2003	Firm orders	3	1	-	-	-	-
		options	-	-	-	-	-	-
	03.31.2003	Firm orders	2	2	1	-	-	-
		options	-	-	-	-	-	-
A 321	12.31.2003	Firm orders	1	-	-	-	-	-
		options	-	*1*	-	*1*	-	-
	03.31.2003	Firm orders	1	-	-	-	-	-
		options	-	-	*1*	-	*1*	-
A 330	12.31.2003	Firm orders	2	2	1	-	-	-
		options	-	-	*3*	*2*	-	*1*
	03.31.2003	Firm orders	3	1	1	-	-	-
		options	-	*1*	*3*	*2*	-	-
A 380	12.31.2003	Firm orders	-	-	1	3	2	4
		options	-	-	-	*1*	*1*	*2*
	03.31.2003	Firm orders	-	-	-	3	2	5
		options	-	-	-	-	*2*	*2*
B 747	12.31.2003	Firm orders	1	-	-	-	-	-
		options	-	-	-	-	-	-
	03.31.2003	Firm orders	-	-	1	-	-	-
		options	-	-	-	-	-	-
B 777	12.31.2003	Firm orders	2	4	4	-	-	-
		options	-	-	-	*3*	*3*	*4*
	03.31.2003	Firm orders	-	4	6	-	-	-
		options	-	-	-	-	*3*	*7*
Embraer 145	12.31.2003	Firm orders	-	3	5	-	-	-
		options	-	-	-	-	-	-
	03.31.2003	Firm orders	2	3	3	2	-	-
		options	-	-	-	-	-	-
CRJ 700	12.31.2003	Firm orders	2	-	-	-	-	-
		options	-	-	-	-	-	-
	03.31.2003	Firm orders	3	1	-	-	-	-
		options	-	-	-	-	-	-

17 LITIGATION AND COURT ACTION

To the company's knowledge, there is no litigation, arbitration or exceptional event likely to have or have had in the recent past a significant impact on the financial position, net income, activity and assets of the company or the Group.

39th hour litigation

Before it was reduced to 35 hours, the legal working week of ground staff as set by regulation in January 1995 was increased from 38 to 39 hours in connection with the "Reconstruire Air France" plan.

Beginning in 1999, more than 4,000 employees contested the modified working week before the courts, claiming payment for the 39th hour worked each week.

In September 2002, the Court of Cassation rendered several rulings in favor of the company, which should put an end to the current proceedings.
No provision has been recorded in this regard.

Hall litigation

In June 2000, several travel agents residing in the state of North Carolina, USA, as well as the professional association to which they belonged (Association of Retail Travel Agents), launched a suit before a federal court of the state against several major US airlines for collusion, following a reduction in 1999 of commissions paid to the agents by these companies for the issue of tickets.

During 2002, these same travel agents gradually drew three major European airlines, including Air France, into the proceedings.

The suit initiated by the travel agents was recognized as a class action suit by the court hearing the case.

The amount of damages claimed jointly and severally against the airlines, for the alleged losses, totals USD 17,500,000,000. The amount could be tripled should the US legislation governing collusion be applied.

Air France believes the collusion charge is without merit and will seek its dismissal before the ruling court.

In its decision of October 30, 2003, the Court dismissed the travel agents' claims and cleared all the US and European airlines involved in the suit.

The plaintiffs have appealed this decision before the Court of Richmond (Virginia).

TAM Travel litigation

A certain number of travel agents, who were initially plaintiffs in the Hall case, decided to sue individually before the Court of the State of California. This litigation is identical to the Hall case. The court has temporarily decided to adjourn proceedings for reasons of procedure.

Litigation between Servair and its employees

During 2000 and at the start of 2001, a considerable number of Servair employees launched a suit before the Labor Court for payment of backdated wages. The plaintiffs stated that the time spent when dining in the company restaurant constituted a period during which the employee is under the authority of the employer and should therefore be paid as for normal working hours. Conversely, Servair considered that the time spent on meals constituted an interruption in working time that is not entitled to remuneration.

In a definitive ruling on November 8, 2001, the Court of Appeal sided with the position argued by Servair.

Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still before the courts. The company has not recorded any provisions with respect to these disputes.

18. CASH AND CASH EQUIVALENTS

In € millions

AS OF	12.31.2003	03.31.2003
Cash at bank	276	193
Cash equivalents	1 080	746
Short-term bank finance and similar facilities	(274)	(267)
Cash and cash equivalents	**1 082**	**672**

Marketable securities with a term of more than three months upon acquisition or with a significant risk of fluctuations in value are excluded from cash equivalents.

19. SCOPE OF CONSOLIDATION AT DECEMBER 31, 2003

	Address	Siren	Stock	% Holding	% control	Method	Year end
AIR FRANCE SERVICES LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	7 000 000 gbp	100	100	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1 600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2 880 016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27 898 000 €	23	36	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1 300 000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	800 000 gbp	50	50	Equity method	Dec-31
REENTON DEVELOPMENT LIMITED	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81 Jervois Street - Sheung Wan - Hong Kong	Foreign	10 000	51	51	Fully consolidated	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2 400 000 €	60	60	Fully consolidated	Mar-31
ULEAG HOLDING COMPANY subgroup							
ULEAG HOLDING COMPANY LTD	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
O'FIONNAGAIN HOLDING COMPANY LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 1 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 2 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 3 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 4 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 5 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 6 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 7 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 8 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 9 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 10 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 11 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 12 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 13 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 14 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 15 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 16 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
AIR FRANCE FINANCE subgroup							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	153 272 000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1 984 000 €	30	30	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 IRELAND	Foreign	3 502 508	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao- DUTCH WEST INDIES	Foreign	39 209 180	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	6 697 487 usd	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23 483 376 €	100	100	Fully consolidated	Mar-31

Air France Group

SCOPE OF CONSOLIDATION AT DECEMBER 31, 2003 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - IRLANDE	Foreign	5 079 968 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2 288 000 €	100	100	Fully consolidated	Mar-31
FPSEA	57 rue Ledru Rollin 94 200 Ivry sur Seine	449 171 222	1 000 000 €	100	100	Proportionally consolidated	Dec 31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1 035 488 €	100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5 559 063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40 000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	100 000 000 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38 112 €	100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d'Ivoire	Foreign	3 600 000 000	39	76	Fully consolidated	Dec-31
SERVAIR subgroup							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52 386 208 €	94	88	Fully consolidated	Dec-31
ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250000 €	94	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1 500 000 €	48	51	Fully consolidated	Dec-31
AEROFORM	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	448 568 702	8000 €	94	100	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40 000 €	94	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	450000 €	48	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	2 000 000 €	30,00375	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17 068 000 gbp	26	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1 365 500 €	90	95	Fully consolidated	Dec-31
CARBAG	12 chemin des girettes 95000 Le Thillay	382 587 558	10 000 €	94	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1 500 000 €	94	100	Fully consolidated	Dec-31
CULINAIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914760 €	53	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215 000 000 cfa	45	48	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	4 860 000 usd	94	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920000 usd	46	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6 000 000 usd	46	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3 000 000 usd	42	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450000 usd	46	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380000 €	94	100	Fully consolidated	Dec-31
LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443 014 527	40 000 €	47	50	Proportionally consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100 000 000 cfa	17	35	Equity method	Dec-31

SCOPE OF CONSOLIDATION AT DECEMBER 31, 2003 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16 000 000 mop	16	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	350 000 000 cfa	68	99	Fully consolidated	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	5 700 000 €	95	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bat 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7 500 €	94	100	Fully consolidated	Dec-31
PRESTAIR	1 rue du Pont de Pierre BP 61 - Wissous 91422 Morangis Cedex		7 622 €	94	100	Fully consolidated	Dec-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	8 000 €	48	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30 600 000 cfa	32	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	710 797 €	33	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1 040 000 sgd	48	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37 500 €	94	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250 000 000 cfa	38	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1 905 000 €	94	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312 500 scr	52	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37 500 €	94	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225 000 €	92	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50 000 €	47	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7 622 €	94	100	Fully consolidated	Dec-31

Air France Group

FINANCIAL STATEMENTS 1

CONSOLIDATED INCOME STATEMENTS 2

CONSOLIDATED BALANCE SHEETS 3

STATEMENTS OF MOVEMENTS IN STOCKHOLDERS' EQUITY 5

CONSOLIDATED STATEMENT OF CASH FLOWS 6

NOTES TO THE FINANCIAL STATEMENTS 7

1. ACCOUNTING POLICIES 8

2. CHANGES IN THE SCOPE OF CONSOLIDATION 8

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AERA 8

4. EXTERNAL EXPENSES 10

5. SALARIES AND NUMBER OF EMPLOYEES 10

6. DEPRECIATION AND AMORTIZATION 11

7 . OTHER OPERATING INCOME AND CHARGES, NET 11

8. NET FINANCIAL CHARGES 12

9. INCOME TAX 12

10. EARNINGS PER SHARE 13

11. PROPERTY AND EQUIPMENT 13

12. STOCKHOLDERS' EQUITY 14

13. PROVISIONS FOR LIABILITIES AND CHARGES 14

14. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES 15

15. LEASES 15

16. FLIGHT EQUIPMENT ORDERS 16

17 LITIGATION AND COURT ACTION 17

18. CASH AND CASH EQUIVALENTS 18

19. SCOPE OF CONSOLIDATION AT DECEMBER 31, 2003 19